UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation
Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
561 Shady Elm Road
Winchester, VA 22602

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, Plan Administrator and Pension Committee
American Woodmark Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of American Woodmark Corporation Retirement Savings Plan (the Plan) as of December 31, 2022, and 2021, the related statements of changes in net assets available for benefits for the year ended December 31, 2022, and 2021, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

/s/ Yount, Hyde & Barbour, P.C.
Winchester, Virginia
June 28, 2023

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
ASSETS
Investments at fair value:
Collective fund	$179,554,856	$8,071,900
Mutual funds	50,828,308	259,635,869
American Woodmark Corporation Stock Fund:
Cash	411,683	291,573
Money market fund	51,213	298,490
Common stock - American Woodmark Corporation	22,575,030	30,708,157
Total investments, at fair value	253,421,090	299,005,989

Receivables:
Employer’s contributions	265,570	296,443
Participants’ contributions	96,216	109,610
Notes receivable from participants	7,804,060	7,465,911
Total receivables	8,165,846	7,871,964

Net assets available for benefits	$261,586,936	$306,877,953

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2022 and 2021

	2022	2021
ADDITIONS TO ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(52,983,112)	$7,784,230
Interest and dividends	1,618,860	7,499,685
Total investment income (loss)	(51,364,252)	15,283,915

Interest on notes receivable from participants	422,685	443,280

Contributions:
Participants’ contributions	18,245,862	16,937,197
Rollovers	1,901,218	11,586,640
Employer’s contributions	13,362,753	14,524,159
Total contributions	33,509,833	43,047,996

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants	(27,447,641)	(29,126,796)
Administrative expenses	(411,642)	(401,456)
Total deductions	(27,859,283)	(29,528,252)

Net increase (decrease) in net assets available for benefits	(45,291,017)	29,246,939

Net assets available for benefits at beginning of year	306,877,953	277,631,014

Net assets available for benefits at end of year	$261,586,936	$306,877,953

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2022 and 2021

1.Description of the Plan
The following description of the American Woodmark Corporation Retirement Savings Plan (“the Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document.
a.General

The Plan is a defined contribution plan that covers employees of American Woodmark Corporation (“the Corporation”) upon meeting certain eligibility requirements. Eligible participants can participate immediately in the Plan and includes essentially all employees who are at least age 18. Employees that do not actively enroll or opt out of the Plan will automatically be enrolled following 90 days of service. Prior to January 1, 2022, eligible employees had to be employed by the Corporation for at least five consecutive months and enrollment was on the first day of the month following the completion of five consecutive months of service. Eligible employees are auto enrolled at a contribution rate of 3%, unless they actively enroll or opt out during the initial enrollment period. The automatic contribution rate auto escalates by 1% per calendar year, up to a contribution rate of 8%. The participant may modify this at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Newport Trust Company is the trustee of the Plan. Further information regarding the plan is available in the plan document.

b.Contributions

The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $20,500 and $19,500 for the years ended December 31, 2022 and 2021, respectively. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for both 2022 and 2021 was $6,500. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.

The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All matching contributions are made in cash by the Corporation.

The Corporation also makes profit sharing contributions to each eligible participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $0 in total but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million, divided by the number of eligible employees. These contributions are made in the form of the Corporation’s common stock. Profit sharing contributions made in 2022 and 2021 were $837,904 and $2,938,156, respectively. The net impact of the American Woodmark Corporation Employee Pension Plan termination was excluded from net income in calculating the profit sharing contribution made in 2022. Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2022 or 2021.

c.Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s profit sharing, incentive contributions, and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2022 and 2021

d.Vesting

Participants are immediately vested in their contributions and the Corporation's profit sharing and safe harbor matching contributions plus actual earnings thereon. Matching contributions made prior to the plan becoming a safe harbor plan are subject to the five year vesting schedule. Any non vested funds in the accounts of terminated participants are forfeited after a five year break in-service.

e.Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years. Loans transferred from the RSI Plan merger may be longer than five years for the purchase of a primary residence and generally bear interest at a rate commensurate with the rates that a bank or other professional lender would charge for making a loan in a similar circumstance.

f.Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account, take a partial withdrawal of their account, or leave the vested balance in the Plan until Required Minimum Distributions are required.

g.Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan.
h.Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan currently provides that the Corporation’s matching contributions are invested in the employee’s current investment elections. The Corporation’s profit sharing contributions are automatically invested in the Corporation’s common stock, which is held by the American Woodmark Corporation Stock Fund (“the Stock Fund”). The Plan allows participants to diversify their profit sharing contributions out of the Stock Fund.

i.Forfeited accounts

At December 31, 2022 and 2021, the balance of forfeited non-vested accounts was $0 and $1,274, respectively. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Corporation contributions or pay administrative expenses of the Plan. In 2022 and 2021, forfeited non-vested accounts were used to reduce employer contributions by $0 and $6,102, respectively, and administrative expenses by $5,856 and $80,931, respectively.

j.Administrative Expenses

The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock. All other expenses are paid by the Plan.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2022 and 2021

2.Summary of Significant Accounting Policies

a.Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
b.Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the Plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year. Participants own units of the Stock Fund, not shares of the Corporation’s common stock. The collective funds are valued by applying the Plan’s ownership percentage in the fund to the fund’s net asset value at the valuation date as a practical expedient of fair value. Money market fund balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock, a money market fund and cash. In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, including interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2022 and 2021, are shares of American Woodmark Common stock amounting to $22,575,030 and $30,708,157, respectively. This investment represents 9% and 10% of total investments at December 31, 2022 and 2021, respectively. A significant decline in the market value of American Woodmark stock would significantly affect the net assets available for benefits.

c.Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the loan is deemed to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

d.Benefit Payments

Benefit payments are recorded upon distribution.
e.Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2022 and 2021

3.Fair Value Measurements
The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement.
These levels are described below:

Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.
Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2022

	Level 1	Level 2	Level 3	Total
Mutual funds	$50,828,308	$—	$—	$50,828,308
Collective funds	—	179,554,856	—	179,554,856
American Woodmark Corporation stock fund:
Cash	411,683	—	—	411,683
Money market fund	—	51,213	—	51,213
American Woodmark Corporation common stock	22,575,030		—	22,575,030
Total American Woodmark Corporation stock fund	22,986,713	51,213	—	23,037,926
Total investments	$73,815,021	$179,606,069	$—	$253,421,090

	Fair Value Measurements as of December 31, 2021

	Level 1	Level 2	Level 3	Total
Mutual funds	$259,635,869	$—	$—	$259,635,869
Collective funds	—	8,071,900	—	8,071,900
American Woodmark Corporation stock fund:
Cash	291,573	—	—	291,573
Money market fund	—	298,490	—	298,490
American Woodmark Corporation common stock	30,708,157		—	30,708,157
Total American Woodmark Corporation stock fund	30,999,730	298,490	—	31,298,220
Total investments	$290,635,599	$8,370,390	$—	$299,005,989

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2022, there were no significant transfers in or out of different levels.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2022 and 2021

4.Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021

Net assets available for benefits per the financial statements	$261,586,936	$306,877,953
Less amounts allocated to withdrawing participants	(3,478,416)	(4,980,484)
Net assets available for benefits per the Form 5500	$258,108,520	$301,897,469

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021

Benefits paid to participant per the financial statements	$27,447,641	$29,126,796
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	3,478,416	4,980,484
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(4,980,484)	(4,197,524)
Benefits paid to participants per the Form 5500	$25,945,573	$29,909,756

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.
5.Related-Party Transactions
During 2022 and 2021, the Plan received no dividends from the Corporation. Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan. Loans to participants, which are considered parties-in-interest, were granted throughout the year as part of normal plan operations.
6.Federal Income Taxes
The Internal Revenue Service (“IRS”) determined and informed the Plan administrator, Newport Group, Inc., by letter dated June 30, 2020 that the Plan, as amended, qualified under Section 401 of the Internal Revenue Code (“IRC”). The Trust established under the Plan is tax exempt under Section 501. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN 54-1138147 Plan # 001
December 31, 2022

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest, maturities	Current value
Cash:
US Bank Cash Account	Non-Interest Bearing Cash	411,683	$411,683
First American Funds	First American US Treasury Money Market Fund	51,213.000 shares of money market fund, pays interest at 0.01%	51,213
	Total		462,896

Collective Funds:
Vanguard Funds	Vanguard Target Retirement 2020 Trust II	232,859.576	9,004,680
Vanguard Funds	Vanguard Target Retirement 2025 Trust II	707,572.719	27,892,517
Vanguard Funds	Vanguard Target Retirement 2030 Trust II	758,816.884	30,193,324
Vanguard Funds	Vanguard Target Retirement 2035 Trust II	685,156.593	28,249,006
Vanguard Funds	Vanguard Target Retirement 2040 Trust II	517,666.340	22,430,482
Vanguard Funds	Vanguard Target Retirement 2045 Trust II	436,848.783	19,396,086
Vanguard Funds	Vanguard Target Retirement 2050 Trust II	270,191.647	12,077,567
Vanguard Funds	Vanguard Target Retirement 2055 Trust II	169,890.691	10,171,356
Vanguard Funds	Vanguard Target Retirement 2060 Trust II	162,347.819	7,670,935
Vanguard Funds	Vanguard Target Retirement 2065 Trust II	54,481.571	1,585,414
Vanguard Funds	Vanguard Target Retirement 2070 Trust II	5,152.254	91,453
Vanguard Funds	Vanguard Target Retirement Inc Trust II	28,927.471	1,103,004
Vanguard Funds	Vanguard Target Retirement Income & Growth	2,198.501	39,067
Wilmington Collective Funds	Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust	472,475.155	9,649,965
	Total	4,504,586.004	179,554,856

Mutual Funds:
American Funds	EuroPacific Growth	15,308.735	750,587
Blackrock Funds	Blackrock Equity Dividend	167,981.924	3,055,591
Blackrock Funds	Blackrock Strategic Global Bond	398,598.578	2,040,825
Fidelity Funds	Fidelity Small Cap Value	199,824.199	3,546,880
Invesco Funds	Invesco Developing Markets	29,062.910	1,016,039
JP Morgan Funds	JP Morgan Large Cap Growth	182,174.406	8,441,962
Metropolitan West	Metropolitan West Total Return Bond Fund Plan	498,106.227	4,223,941
Vanguard Funds	Real Estate	14,413.872	1,684,549
Vanguard Funds	Vanguard Small Cap Growth	60,541.306	4,268,768
Vanguard Funds	Vanguard Total Bond Market Index Admiral	436,547.728	4,138,472
Vanguard Funds	Vanguard Total Intl Stock Index ADM	147,441.118	4,107,710
Vanguard Funds	Vanguard Total Stock Market Index Fund ADM	145,574.479	13,552,984
	Total	2,295,575.482	50,828,308

*American Woodmark Corporation	Common Stock	462,035.000	22,575,030

* Participants’ loans	Notes receivable from participants	Various interest rates and maturities	7,804,060

	Total		$261,225,150

* Party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 28, 2023	By: _/s/ PAUL JOACHIMCZYK____________
Paul Joachimczyk
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Yount, Hyde & Barbour, P.C. (Filed herewith)